Mail Stop 3561

July 21, 2008

Via Facsimile and U.S. Mail

Mr. William Koziel
 Chief Financial Officer
COSI, INC.
1751 Lake Cook Road, Suite 600
Deerfield, Illinois  60015

>    **Re:    Cosi, Inc.**
>    **Form 10-K for the year ended December 31, 2007**
>    **File No. 0-50052**

Dear Mr. Koziel:

       We have completed our review of your Form 10-K and have no further comments at this time.

                              Sincerely,


                              David R. Humphrey
                              Branch Chief